Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 - DATE OF MATERIAL CHANGE

November 13, 2013

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued on November 13, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On November 13, 2013, Theratechnologies Inc. (the “Corporation”) announced that it was notified by Jubilant HollisterStier (“Jubilant”), its third-party contract manufacturer of tesamorelin, that a strike had been initiated by Jubilant’s employees at its manufacturing site located in Montreal, Canada.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On November 13, 2013, the Corporation announced that it was notified by Jubilant that a strike had been initiated by Jubilant’s employees at its manufacturing site located in Montreal, Canada.

Despite this labour action, the Corporation was informed by Jubilant that the shipment of tesamorelin was still expected to resume by mid-December.

The Corporation is currently working with Jubilant management to minimize the consequences of this event on the future manufacturing and shipment of tesamorelin and to minimize inconvenience to patients.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 - DATE OF REPORT

November 15, 2013.